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InBev gains full ownership of Interbrew Efes Brewery

Today InBev (Euronext: INB) announced the decision to purchase the remaining shares of Interbrew Efes Brewery S.A. (50%) pursuant to the decision of Efes Breweries International N.V. and Anadolu Efes A.S. to exercise their put option. As a consequence of this transaction, InBev will gain full ownership of Interbrew Efes Brewery S.A. The price expected to be paid by InBev is approximately 20.79 million euro. This transaction gives InBev full control over its operations in Romania, hence more freedom to grasp future opportunities in the Romanian beer market.

The Share Sale Agreement is expected to be executed shortly.

InBev and Efes Breweries International N.V. formed Interbrew Efes Brewery S.A., a 50-50% joint venture, in 2000. InBev has two more, fully owned, breweries in Romania, in Baia Mare and Blaj. In 2005, InBev had a market share of 16.6% in Romania representing approximately 2.5 million hectoliters with successful brands such as Bergenbier® and Noroc®.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel: +32 16 27 67 11
Fax: +32 16 50 65 72
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
Fax: +32 16 50 62 43
E-mail: philip.ludwig@inbev.com

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